

News Release – September 25, 2006

Company Presentation

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: September 25, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Mr Jan Vestrum is making a presentation on Monday 25 September 2006 at the Denver Gold Forum in Denver, Colorado at 08.30am local time, 15.30pm UK, 16.30pm CEST, 10.30am EDT.

To view the presentation visit www.crewgold.com under Company Documents/Presentations or www.oslobors.no ticker symbol CRU.

Jan A Vestrum
President & CEO